RICHARDSON & PATEL LLP
10900 Wilshire Boulevard
Suite 500
Los Angeles, CA 90024
Telephone (310) 208-1182
Facsimile (310) 208-1154

October 27, 2010

FILED AS EDGAR CORRESPONDENCE

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attn: Jay Williamson

Re:	VLOV, Inc. Amendment to Registration Statement on Form S-1 Filed August 27, 2010 File No. 333-163803 Form 10-K for Fiscal Year Ended December 31, 2009 Filed April 15, 2010 File No. 000-53155

Dear Mr. Williamson:

On behalf of VLOV, Inc. (the “Company” or “VLOV”), set forth below are the Company’s responses to the comments received from the staff (“Staff”) of the Securities and Exchange Commission (the “Commission”) in the letter dated September 20, 2010.  We have reproduced the Staff’s comments in bold type for your convenience and have followed the comment with the Company’s response.  References in this letter to “we”, “our”, or “us” mean the Company or its advisors, as the context may require.

We also enclose a marked draft of the proposed Amendment No. 3 (“Amendment No. 3”) to the Company’s Registration Statement on Form S-1 (the “Registration Statement”) containing revisions that have been made in response to the Staff’s comments.

Form S-1, filed August 27, 2010

General

1.
Please refer to the contractual arrangements and interrelated ownership structure described in your Summary and Business sections and on page 57 under "Our Officers and Directors' Relationship with Us, Our Subsidiaries and VIE." Please revise to address the extent to which the interests of you and your subsidiaries are and are not aligned with the interests of the special purpose entities through which operations are conducted. In this regard, and as a non-exclusive example, we note that Mr. Zhifan Wu resigned from your board of directors.

Response: The Company has revised its disclosures accordingly, as reflected on pages 1, 30 and 57 of Amendment No. 3.

2.
We note your response to comment one from our letter dated June 21, 2010 and disclosure in the summary and elsewhere indicating your intention to have Yinglin Jinduren transfer its business operations to your Chinese subsidiary. With a view to disclosure, please advise us of the potential impact that Chinese regulations regarding foreign ownership of Chinese companies may have on this transfer and your operations.

Response: The Company has been advised by its PRC counsel that the current Chinese regulations concerning foreign ownership of Chinese domestic companies should have no impact on the proposed transfer of Yinglin Jinduren’s business to, and the conduct of such business by, China Dong Rong (the Company’s Chinese subsidiary), provided that such business falls within China Dong Rong’s scope of business as specified in its business license.

3.	Also, please revise Family Relationships on page 52 to address the Messrs. Wu, who appear to be brothers and control the entity conducting all of your operations, or advise.

Response: The Company has revised its disclosures accordingly, as reflected on page 52 of Amendment No. 3.

Risk Factors, page 3

4.
We note your response to comment four of our letter dated June 21, 2010. Please revise here or where appropriate to briefly address the measures you take by which you “historically avoided credit exposure.”

Response: The Company has revised the risk factor entitled “Our business could suffer from the financial instability of our distributors” to include the following on page 6 of Amendment No. 3:

“We presently have 12 distributors, all of which we have had a business relationship for more than one year. The Company performs individual evaluation of each distributor who request credit terms. Such evaluation focuses on the distributor’s payment history and ability, and takes into account such distributor’s specific operational history, background and other relevant information as well as the economic and market environment in which the distributor operates. Thus, we have historically avoided credit exposure due to the financial instability of our distributors; however, while management believes that the Company will continue to be able to do so, there is no assurance that we will always be able to do so.”

5.
We note your response to prior comment five and revised disclosure on page six regarding your distributors. You indicate that four distributors each accounted for ten percent or more of your total sales. Please advise if you have filed the agreements you have with these distributors pursuant to Item 601 of Regulation S-K.

Response: English translations of such agreements are filed as Exhibits 10.21 to 10.24 to Amendment No. 3.

Plan of Distribution, page 27

6.
On page 27 and elsewhere in your prospectus you use the phrase "(subject to certain adjustments") in connection with the conversion of securities. Please revise here or where appropriate, and include cross references, to the description of the certain adjustments.

Response: The Company has revised its disclosures throughout the prospectus regarding the conversion of the securities to cross reference to the description of such adjustments included in the section of the prospectus entitled “Description of Securities.”

7.	Please clarify whether the bridge loan referenced on page 27 has been repaid.

Response: The bridge loan was repaid, as described on page 57 of the prospectus. The Company has also amended its disclosures on page 27.

Business, page 28

8.
We note the revised disclosure on page 29 and your response to prior comments eight and nine. On page 27 you refer to an agreement with Ancora and Pope pursuant to which they agreed to "provide you with" a public shell. Please revise to address the material terms of this arrangement and discuss the background of this transaction, including the roles played by MMH Group, Ancora and Pope.

Response: The Company has revised its disclosures accordingly on page 29 of Amendment No. 3.

9.
We note the references to the opinion of your PRC counsel in this section. Please revise to discuss this opinion in greater detail, including the scope of the opinion, the matters addressed, and any material qualifications or assumptions contained therein.

Response: The Company has revised its disclosures accordingly on page 29 of Amendment No. 3.

History and Corporate Structure, page 29

10.
We note that as a result of contractual arrangements, you are able to receive through it service fee earned by HK Dong Rong, all of the net income of Yinglin Jinduren, although you have generally allowed such amounts to be retained by Yinglin Jinduren to support its operations. We further note your disclosure throughout the registration statement of the limitations and restrictions on both your ability to distribute cash from PRC to the United States, and the amount available to distribute to you. Please revise to disclose the total accumulated net income available to distribute to the Company at June 30, 2010 and December 31, 2009, and discuss how this amount was determined.

Response: The Company has revised its disclosures accordingly, as reflected on page 29 of Amendment No. 3.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 42

Overview, page 42

11.
We note that it is your intention and that of the equity owners of Yinglin Jinduren to transfer all of the business operations currently conducted by Yinglin Jinduren to China Dong Rong sometime in 2010, but as of the date of this prospectus, such transfer has not occurred and China Dong Rong currently conducts no business activities. Please tell us if you expect to provide consideration to the equity owners of Yinglin Jinduren for this transfer or if no consideration will be provided to them, and revise your disclosures accordingly.

Response: Although no formal understanding has been reached with respect to the transfer of Yinglin Jinduren’s business operations to China Dong Rong, the Company and Yinglin Jinduren’s owners currently do not expect consideration to be provided to Yinglin Jinduren’s owners in connection with such transfer. The Company has revised its disclosures accordingly on pages 1, 29 and 42 of Amendment No. 3.

Executive Compensation, page 53

12.
We note your response to comment 22 and revised disclosure on page 53. With a view to disclosure, advise us to what extent any of the approximately $5 million of dividends identified in the last paragraph on page 29 served as compensation.

Response: None of the dividends served as compensation, and the Company has revised its disclosures on page 53 of Amendment No.

Certain Relationships and Related Party Transactions, page 57

13.
We note the analysis provided in response to our prior comment 25 addressing whether MMH Group, Ancora and Pope are deemed promoters. Please address Item 404(c) of Regulation S-K with respect to the entities that acquired shares in what appears to have been a shell company.

Response: After reevaluating, in the context of Item 404(c) of Regulation S-K, the nature of the bridge loan agreement and the roles of MMH Group LLC, Pope Investments II LLC and Ancora Greater China Fund, LP in Artistry Publications, Inc., the Company’s predecessor entity immediately before the share exchange transaction with PXPF, the Company has determined that these entities may be deemed promoters as defined under Rule 1-02 of Regulation S-X, and has revised its disclosures accordingly on page 57 of Amendment No. 3.

Financial Statements for the Quarter Ended June 30, 2010

Notes to Consolidated Financial Statements, page F-6

14.
We note on page 54 that under the terms of the April 27, 2010 Loanout Agreement your Chief Financial Officer has the right to receive 20,000 restricted shares, and that 3,562 shares vested on June 30, 2010, We further note on page 55 that under the terms of your March 10, 2010 agreement with Ms. Ying Zhang she will receive 10,000 restricted shares. Please tell us if you granted restricted shares during the six months ended June 30, 2010 and, if so:

a. tell us the grant date(s) and restricted shares granted;

b. tell us how you accounted for such grants; and

c. revise the footnotes to your financial statements to provide the minimum share based compensation disclosures required by FASB ASC 718-10-50.

Response:

a.
The grant date for the Chief Financial Officer (“CFO”) is April 27, 2010. The number of restricted shares that are to be issued during the course of the CFO’s term under the Loanout Agreement is 20,000, subject to the following vesting schedule: 3,562 shares on June 30, 2010, 5,041 shares on September 30, 2010, 5,041 shares on December 31, 2010, 4,932 shares on March 31, 2011 and 1,424 shares on April 26, 2011.

The grant date for Ms. Ying Zhang is March 10, 2010. The number of restricted shares due to Ms. Zhang is 10,000, to be issued in four quarterly installments beginning on June 30, 2010.

b.
The Company accounted for the CFO’s grant by taking the pro-rata shares that were owed during the period (3,562) and multiplying the amount by $5.00, the closing share price on the date the shares were granted to the CFO. The amount$17,810 (rounded up to $18,000) was recorded as a general & administrative expense (see note 7 of the footnotes accompanying the consolidated financial statements for the six months ended June 30, 2010).

The Company inadvertently did not accrue for Ms. Zhang’s shares during the three and six months ended June 30, 2010. The amount that should have been accrued was 10,000 shares * 113/365 * $6.00 (the closing share price on March 10, 2010, the grant date) or $18,575. The amount would have been classified as a general and administrative expense. The Company considers this amount to be nominal and does not intend to amend its quarterly reports on Form 10-Q for the periods ended March 31, 2010 or June 30, 2010. The Company will record the $18,575 during the three months ended September 30, 2010.

c.	The Company has revised its footnotes to reflect the share based compensation disclosures, as reflected on page F-15 of Amendment No. 3.

(7) Related Party Transactions, page F-13

15.
We note your disclosure that the $18,000 due to Mr. Tchaikovsky represents 3,562 shares of common stock that are required to be issued to him as of June 30, 2010. We further note the $17,500 cash fee payable to Mr. Tchaikovsky, pursuant to Section 2.1 of the April 27, 2010 Loanout Agreement. Please tell us if the Company has paid the cash fee and, if so, the date it was paid.

Response: The $17,500 cash fee was paid to Mr. Tchaikovsky on July 14, 2010.

(12) Earnings Per Share, page F-16

(b) Diluted, page F-16

16.
We note in your response to comment 36 of our letter dated June 21, 2010 that because the inclusion of the preferred shares results in higher earnings per share for the fiscal year ended December 31, 2009, it is anti-dilutive and therefore excluded from the calculation. Please also explain to us why the inclusion of the preferred shares is anti-dilutive for the interim periods ended June 30, 2010 and March 31, 2010.

Response: In addressing this comment, the Company is also addressing part of comment 17 below, which discusses the two-class method of accounting pursuant to FASB ASC 260-10-45 as this also impacts the amount.

The inclusion of the preferred shares is not anti-dilutive for the periods ended for the three and six months ended June 30, 2010. There was no “deemed dividend” during these periods and therefore, the preferred shares are not “anti-dilutive”.

Therefore, the computation of earnings per share was not correct. Attached hereto is Addendum A, which details the computations used in determining weighted average common and preferred shares for the year ended December 31, 2009, the three months ended March 31, 2010, and the three and six months ended June 30, 2010.

The Company intends to amend its quarterly reports for the three months ended March 31, 2010 and for the three and six months ended June 30, 2010 and has reflected this calculation in Amendment No. 3. Based on its calculations below, the Company believes that these differences in earnings per share for the three months ended March 31, 2010 and for the three and six months ended June 30, 2010 may be material to investors.

	FYE	3 Mo. Ended	3 Mo. Ended	6Mo. Ended
	12/31/09	3/31/10	6/30/10	6/30/10
Basic EPS (as initially reported)	$0.4052	$0.06	$0.26	$0.33
Recalculated basic EPS	$0.3946	$0.05	$0.23	$0.28
Difference	$0.0106	$0.01	$0.03	$0.05
Decrease (as a percentage of initial value)	2.69%	17%	14%	16%

Diluted EPS (as originally reported)	$0.4052	$0.06	$.0.26	$0.32
Recalculated diluted EPS	$0.64	$0.05	$.0.22	$0.28
Difference	anti-dilutive	$0.01	$0.04	$0.04
Decrease (as a percentage of initial value)	anti-dilutive	16%	15%	17%

For the year ended December 31, 2009, the potential adjustment to the basic earnings per share is $0.01, or a 2.69% adjustment. The Company also notes that fully diluted earnings per share was anti-dilutive. Per the SEC Staff Accounting Bulletin (“SAB”) 108 considering the effects of prior year misstatements when quantifying misstatements in current year financial statements, under the interpretative response of question 2:

“Correcting prior year financial statements for immaterial errors would not require previously filed reports to be amended. Such correction may be made the next time the registrant filed the prior year financial statements.”

Pursuant to SEC SAB No. 99 under item M.1., materiality, there is a reference to a 5% threshold with regards to unintentional misstatements. However, this discussion is directed towards assets, liabilities, shareholder’s equity, and net income (prior to allocation), none of which were misstated in the Company’s financial statements.

Based on the foregoing, the Company believes that a 2.69% ($0.01) difference in basic earnings per share for the year ended December 31, 2009 is not material to the Company’s investors quantitatively. Qualitatively, the Company does not believe that this will have not an impact on its investors as the fundamental amounts underlying net income were not misreported. Therefore, the Company does not intend to restate its earnings per share for the year ended December 31, 2009 in the Registration Statement or its Form 10-K.

Financial Statements for the Year Ended December 31, 2009

Notes to Consolidated Financial Statements, page F-26

(14) Earnings Per Share. page F-35

(b) Diluted, page F-36

17.
We note in Note 13 that your convertible preferred stock participates in any dividends declared and paid on the common stock on an as-if converted basis. Please tell us how you considered FASB ASC 260-10-45 in determining whether to include the participating preferred stock in the computation of basic EPS using the two-class method.

Response: The Company did not consider the participating preferred stock in the computation of basic EPS using the two-class method pursuant to FASB ASC 260-10-45. Per its response to comment 16 above, the Company has reflected the two-class method in Amendment No. 3 for the three and six months ended June 30, 2010 and will amend its previously filed quarterly reports for the three months ended March 31, 2010 and three and six months ended June 30, 2010. Per its response to comment 16 above, the Company will not reflect the two-class method for the year ended December 31, 2009 as the Company does not believe that the change to basic earnings per share of  ($0.01, 2.69%) is material.

Attached hereto as Addendum A is the Company’s computations for allocating income to common and preferred stock using the two-class method.

Part II

Item 15

18.
Your response to prior comment 39 from our letter dated June 25, 2010 indicates that you filed the warrant agreement as exhibit 4.5. Your exhibit index incorporates this exhibit by reference from your May 25, 2010 Form S-l filing which indicates that the exhibit was filed therewith. We are unable to locate this exhibit in that filing or in this filing. Please revise or advise.

Response: The warrant was inadvertently left out of the May 25, 2010 Form S-1 filing, and is being filed as Exhibit 4.5 to Amendment No. 3.

Exhibits

19.
Please note the continuing applicability of prior comment 42 from our letter dated June 25, 2010. Please note that the opinion should not include the last sentence or otherwise limit the ability of potential investors to rely on it. Please re-file with an appropriate consent. In this regard, it is unclear what the two asterisks denote in the exhibit index.

Response: As noted in the response to prior comment 42, the Company’s PRC counsel will provide a revised opinion to be filed as an exhibit prior to the registration statement being declared effective. The double asterisks denote that the exhibit is to be filed upon amendment, a description of which was inadvertently left out of the May 25, 2010 Form S-1 filing, which description is included in Amendment No. 3.

Exhibit 5.1

20.
We note your statement that your opinion is limited solely to "the Nevada Revised Statutes" please revise your opinion to opine on Nevada law. Also, with respect to your statement that your opinion is based on the laws in effect on the date thereof please confirm that you will receive an updated legality opinion dated on the effectiveness date.

Response: The Company’s counsel has revised its opinion accordingly, and the Company confirms that it will receive an updated legality opinion dated on the effective date.

Form 10-K for the Fiscal Year Ended December 31, 2009

Item 9A. Controls and Procedures, page 39

Management's Annual Report on Internal Control over Financial Reporting, page 39

Accounting and Finance Personnel Weaknesses, page 40

21.
We note your response to comment 44 of our letter dated June 21, 2010 and disclosure in your June 30, 20 10 Form 10-Q. We continue to believe that your disclosure does not provide adequate information to allow investors to evaluate whether the control weaknesses have a pervasive impact on the Company's ICFR or financial reporting when making investment decisions. Please revise your December 31, 2009 Form 10-K to further describe the cause of the control deficiency, the nature of the material weakness, and the control deficiency's impact on the Company's ICFR or financial reporting. Refer to SEC Release No. 33-8810 for additional guidance. Provide us with your revised disclosure in your response.

Response: The Company will amend its December 31, 2009 Form 10-K to reflect the following disclosure:

“As of December 31, 2009, our management concluded that the Company’s internal control over financial reporting was not effective because we did not maintain effective controls over the preparation, review, presentation and disclosure of amounts related to our sales of preferred stock, common stock and warrants in November and December 2009 that were included in our consolidated balance sheets and consolidated statements of income.  Such effective controls were not in place because the Company’s financial control environment was not designed effectively to mitigate material misstatement from being prevented or detected. Due to their relative inexperience, the Company’s accounting staff was not able to properly account for such complex transactions in a timely manner. Accordingly, management concluded that this control deficiency constituted a material weakness.”

22.
We note your response to prior comment 45 from our letter dated June 23, 2010. Please revise your Form 10-K to provide all of the information required by Item 405(a)(2) for Mr. Hayden and the other entities added to your Form S-1 disclosure under the heading Section 16(a) of the Exchange Act.

Response: The Company will revise its Form 10-K to provide such information.

Items 7.01 and 9.01 Form 8-K filed July 12, 2010

Ex. 99.1

23.
We note your disclosure of Adjusted Net Income and Adjusted EPS in your presentation materials, and in your 2010 Financial Guidance in Ex. 99.1 to your Form   8-K filed July 13, 2010. These appear to be non-GAAP measures as defined by Regulation G and Item 10(e) of Regulation S-K as they are not required by GAAP, Commission rules, nor appear to be required by a system of regulation that is applicable to the Company. To the extent you disclose or release publicly any material information that includes a non-GAAP measure in the future, please confirm to us that you will comply with the Regulation G requirements to:

a. clearly label the measure as non-GAAP;

b. present the most directly comparable GAAP measure; and

c. provide a reconciliation to the most directly comparable GAAP measure

Response: The Company confirms that it will comply with Regulation G requirements to: (a) clearly label the measures as non-GAAP, (b) present the most directly comparable GAAP measures, and (c) provide reconciliation to the most directly comparable GAAP measure.

24.
We note your response to prior comment 43 from our letter dated June 23, 2010. However, it does not appear that you have revised to provide all of the information requested by Item 401(e) in your Form S-1. In addition, please note that the release impacts disclosure in both your Form S-1 and Form 10-K and revise according.

Response: The Company has revised its disclosures accordingly as reflected on pages 51-52 of Amendment No. 3, and the Company will also revise its Form 10-K accordingly.

25.
The press release included as exhibit 99.1 to your Form 8-K makes reference to your "plans to shift the mix of VLOV locations to be more heavily weighted towards free-standing stores over the next two years," as well as plans to sell at higher price points and increase marketing. Please revise your Form S-1 disclosure, including under your Overview to Management's Discussion and Analysis, to address your plans in greater detail.

Response: The Company has added further explanations to reflect the Company’s strategy for moving towards stand alone store locations, as reflected on pages 33 and 42 of Amendment No. 3.

Other

26.
We note that you filed a Form 8-K announcing that you submitted a listing application to NASDAQ. Please advise us of the status of this application and update your disclosure as necessary. In this regard you should address, if material, the automatic conversion features associated with your preferred stock.

Response: The Company’s listing application is still under review by NASDAQ. The Company will update its disclosures if and when NASDAQ makes its final decision regarding the application, including disclosures regarding the automatic conversion feature associated with the preferred stock.

*     *     *     *     *

We hope that the information contained in this letter satisfactorily addresses the comments by the Staff.  Please do not hesitate to contact the undersigned if you have questions or if you need any additional information by telephone at (310) 208-1182, or by facsimile at (310) 208-1154.

Very truly yours,

RICHARDSON & PATEL, LLP

/s/ Francis Chen
Francis Chen, Esq.

Addendum A
VLOV, Inc.
Earnings per share calculation
Two class income allocations

		Year Ended	3 months		3 months	3 months		3 months	6 months		6 months
		12/31/2009	3/31/2010		3/31/2009	6/30/2010		6/30/2009	6/30/2010		6/30/2009

Net Income	(a)	10,445,000	1,071,000		3,773,000	4,467,000		2,310,000	5,544,000		6,086,000

Preferred dividends	(b)	4,003,000	0		0	0		0	0		0

Net income available for distribution	(d)	6,442,000	1,071,000		3,773,000	4,467,000		2,310,000	5,544,000		6,086,000

Basic
Common - weighted average	(e)	15,898,584	16,667,957		15,312,000	17,042,685		16,000,000	16,856,357		15,657,901
Preferred - weighed average	(f)	428,002	2,796,721		0	2,424,543		0	2,614,527		0
	(g)	16,326,586	19,464,678		15,312,000	19,467,228		16,000,000	19,470,884		15,657,901

Common - income allocated	(h) = (d) *(e)/(g)	6,273,123	917,117		3,773,000	3,910,658		2,310,000	4,799,558		6,086,000
Preferred - income allocated	(i) = (d) * (f)/(g)	168,877	153,883		0	556,342		0	744,442		0
	(d)	6,442,000	1,071,000		3,773,000	4,467,000		2,310,000	5,544,000		6,086,000

Common - basic EPS	(p) = (h) / (e)	0.3946	0.0550		0.2464	0.2295		0.1444	0.2847		0.3887

Diluted
Common - weighted average	(e)	15,898,584	16,667,957		15,312,000	17,042,685		16,000,000	16,856,357		15,657,901
Preferred - weighed average	(f)	428,002	2,796,721		0	2,424,543		0	2,614,527		0
Warrants - net	(j)	4,249	595,893		0	603,543		0	599,735		0
	(k) = (e) + (f) +(j)	16,330,835	20,060,571		15,312,000	20,070,771		16,000,000	20,070,619		15,657,901

Common - diluted EPS	(x) = (a) / (k)	0.6396	0.0534		0.2464	0.2226		0.1444	0.2762		0.3887
		anti-dilutive

		Calculated	Calculated	Rounded		Calculated	Rounded		Calculated	rounded
Original basic EPS	(m)	0.4052	0.0643	0.06		0.2621	0.26		0.3289	0.33
Recalculated basic EPS	(p)	0.3946	0.0550	0.05		0.2295	0.23		0.2847	0.28
Difference	(q) = (m) - (p)	0.0106	0.0092	0.01		0.0326	0.03		0.0442	0.05
Increase (Decrease) %	(q) / (p)	2.69%	16.78%			14.23%			15.51%

		calculated	calculated			calculated			calculated
Original diluted EPS	(s)	0.4000	0.0620	0.06		0.2570	0.26		0.3224	0.32
Recalculated diluted EPS	(x)	0.6396	0.0534	0.05		0.2226	0.22		0.2762	0.28
Difference	(t) = (s) - (x)	anti-dilutive	0.0086	0.01		0.0344	0.04		0.0461	0.04
Increase (Decrease) %	(t) / (x)	anti-dilutive	16.10%			15.46%			16.71%

net income	(d)	6,442,000	1,071,000			4,467,000			5,544,000
common income	(h)	6,273,123	917,117			3,910,658			4,799,558
preferred income	(i)	168,877	153,883			556,342			744,442
total net income	(d)	6,442,000	1,071,000			4,467,000			5,544,000
decrease in common income allocation	(i)	168,877	153,883			556,342			744,442
decrease as a % of initial value	(i) / (h)	3%	17%			14%			16%

Weighted average shares of preferred

Preferred	Shares	Days OS	as a % of the 2009 year
10/27/2009	1,446,105	66	0.180821918	261,487
11/17/2009	1,350,616	45	0.123287671	166,514
	2,796,721			428,002

		Q2 days	H1 days	Q2 Preferred	H1 Preferred
Preferred to common share conversions
5/5/2010	6,993	34	125	2,613	4,829
5/5/2010	23,077	34	125	8,622	15,937
6/14/2010	29,720	74	165	24,168	27,093
5/21/2010	74,301	50	141	40,825	57,881
5/5/2010	69,231	34	125	25,867	47,811
6/23/2010	14,860	83	174	13,554	14,285
6/23/2010	7,800	83	174	7,114	7,498
6/23/2010	70,000	83	174	63,846	67,293
5/10/2010	161,882	39	130	69,378	116,269
5/25/2010	242,307	54	145	143,787	194,113
5/21/2010	3,325	50	141	1,827	2,590
5/21/2010	2,975	50	141	1,635	2,318
5/21/2010	2,975	50	141	1,635	2,318
6/14/2010	29,720	74	165	24,168	27,093
5/21/2010	5,100	50	141	2,802	3,973
5/21/2010	2,975	50	141	1,635	2,318
5/21/2010	3,325	50	141	1,827	2,590
6/14/2010	34,615	74	165	28,148	31,555
6/23/2010	6,755	83	174	6,161	6,494
5/28/2010	34,615	57	148	21,682	28,304
5/10/2010	64,609	39	130	27,690	46,404
	891,160			518,982	708,966
not converted	1,905,561	91	181	1,905,561	1,905,561
	2,796,721			2,424,543	2,614,527

Warrants - 2009
10/27/2009	723,052	66	0.180821918	130,744
11/17/2009	675,308	45	0.123287671	83,257
12/1/2009	326,767	31	0.084931507	27,753
	1,725,127

	Average Stock	Weighted	$3.43	Treasury Shares
	Price	Average	Proceeds	Purchased	Net Dilution
2009	4.05	27,753	95,193	23,504	4,249
2010 - Q1	5.24	1,725,127	5,917,186	1,129,234	595,893
2010 - Q2	5.28	1,722,545	5,908,329	1,119,002	603,543
2010 - H1	5.26	1,723,829	5,912,733	1,124,094	599,735

Warrants - 2010		Q2 days	H1 days	Q2 Warrants	H1 Warrants
Unexercised	1,718,627	91	181	1,718,627	1,718,627
5/21/2010	3,000	50	140	1,648	2,320
6/2/2010	1,750	62	152	1,192	1,470
5/27/2010	1,750	56	146	1,077	1,412
	1,725,127			1,722,545	1,723,829